Unsmudgeable, Inc. (the "Company") a Delaware corporation

Financial Statements

For the years ending on December 31st 2024 and 2023.

Unsmudgeable

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,000.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,000.00**
Net cash provided by operating activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$0.00**
Cash at beginning of period	-1,957.39
CASH AT END OF PERIOD	**$ -1,957.39**

Unsmudgeable

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (9809) - 1	-1,078.61
Return	-878.78
Total Bank Accounts	**$ -1,957.39**
Accounts Receivable	
Accounts receivable (A/R)	5,000.00
Total Accounts Receivable	**$5,000.00**
Other Current Assets	
Payments to deposit	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,042.61**
TOTAL ASSETS	**$3,042.61**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	7,432.37
Retained Earnings	-9,389.76
Net Income	5,000.00
Total Equity	**$3,042.61**
TOTAL LIABILITIES AND EQUITY	**$3,042.61**

Unsmudgeable

Profit and Loss

January - December 2024

	TOTAL
Income	
Services	5,000.00
Total Income	**$5,000.00**
GROSS PROFIT	**$5,000.00**
Expenses	
Total Expenses	
NET OPERATING INCOME	**$5,000.00**
NET INCOME	**$5,000.00**

Unsmudgeable, Inc.

Statement of Changes in Equity for the years ended on December

31st 2024 and 2023.

$USD

Statement of Changes in Equity

For the Years Ended December 31, 2023, and December 31, 2024

Particulars	2023 Opening Balance	Net Income (Loss) 2023	SAFE Issuance 2023	2023 Closing Balance	Net Income 2024	2024 Closing Balance
SAFE Investment	$0.00	-	$50,000.00	$50,000.00	-	$50,000.00
Retained Earnings	-	$0.00	-	($9,389.76)	-	($9,389.76)
Net Income	-	$0.00	-	$0.00	$5,000.00	$5,000.00
Total Equity	**$0.00**	**$0.00**	**$50,000.00**	**$50,000.00**	**$5,000.00**	**$3,042.61**

Unsmudgeable, Inc.

Balance Sheet for the year ended on December 31st 2023.

$USD

Balance Sheet	Dec 31, 2023
Assets	
Current assets:	
Cash and cash equivalents	$72,500.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	$72,500.00
Property and equipment - net	$0.00
Total assets	**$72,500.00**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	$0.00
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	$0.00
Stockholders' Equity:	
Total value of common stock issued	$0.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$50,000.00
Additional paid-in capital	
Total stockholders' equity:	$50,000.00
Total liabilities and stockholders' equity:	**$50,000.00**

Unsmudgeable, Inc.

Income Statement for the year ended on December 31st 2023.

$USD

Income Statement	Year Ended Dec, 2023	
Revenue - net	$0.00	
Cost of revenue	$0.00	
Gross profit/loss	$0.00	
Operating expenses	$0.00	
Operating profit/loss	$0.00	
Other income/expense	$0.00	
Net profit/loss	$0.00	

Unsmudgeable, Inc.

Statement of Cash flows for the year ended on December 31st

2023.

$USD

Statement of Cash Flows	Year Ended Dec, 2023	
Cash flows from operating activities	$0.00	
Cash flows from financing activities	$22,500.00	
Cash flows from investing activities	$50,000.00	
Cash at beginning of period	$0.00	
Net increase/decrease in cash	$72,500.00	
Cash at the end of period	$72,500.00	

Unsmudgeable, Inc.
Notes to the Financial Statements

For the years ending on December 31st 2024 and 2023.

$USD

1. ORGANIZATION AND PURPOSE

Unsmudgeable, Inc. (the "Company") was incorporated on June 9th 2023, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.